September 19, 2007
VIA EDGAR AND FEDERAL EXPRESS
Pam Howell
Special Counsel
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-0005

Re:	Developers Diversified Realty Corporation Definitive 14A; Filed April 3, 2007; File Number 1-11690
Dear Ms. Howell:
On behalf of our client, Developers Diversified Realty Corporation (the “Company”), we are requesting an extension to October 18, 2007, to respond to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission contained in your letter to Mr. Scott Wolstein, dated August 21, 2007, with respect to the filing referenced above. The extension would provide the Company adequate time to prepare a meaningful response to the Staff and to involve, as necessary, the review and comments of the Executive Compensation Committee of the Board of Directors of the Company.
Should you have any questions or comments regarding the foregoing, please contact the undersigned at (216) 861-7090.
Sincerely,
/s/ Suzanne K. Hanselman
Suzanne K. Hanselman
Cc: Joan U. Allgood, EVP — Corporate Transactions and Governance, Developers Diversified Realty Corporation

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